UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

THE CYBER GROUP NETWORK CORPORATION

(Exact name of Registrant as specified in its corporate charter)

Nevada	000-28153	33-0901534
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

Rm. 10601, Jiezuo Plaza, No.4, Fenghui Road South, Gaoxin District, Xian Province, P.R. China
(Address of principal executive offices)

(407) 645-4433
(Issuer’s Telephone Number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on December 19, 2005, of shares of $.001 par common stock ("Common Stock") and of shares of $.001 par preferred stock of The Cyber Group Network Corporation, a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 500,000,000 shares of Common Stock issued and outstanding and 50,000,000 shares of Preferred Stock issued and outstanding, all of which shares are entitled to vote on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of The Cyber Group Network Corporation, a Nevada corporation (the "Company"), in connection with the Board of Directors of the Company on September 20, 2005 approving the execution of a Share Exchange Agreement (the "Exchange Agreement") by and among R. Scott Cramer, Steve Lowe, David Wassung (all hereinafter collectively referred to as the “CGPN Shareholders”) and the Company on the one hand, and Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd., a Cayman Island Company (“Skystar”), and the shareholders of 100% of Skystar’s common stock (the “Skystar Shareholders”), on the other hand. The Cyber Group Network Corporation (hereinafter the “Company”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

The Transaction

On September 20, 2005, The Cyber Group Network Corporation (the “Company” or “CGPN”) executed a Share Exchange Agreement (“Exchange Agreement”) by and among R. Scott Cramer, Steve Lowe, David Wassung (all hereinafter collectively referred to as the “CGPN Shareholders”) and the Company on the one hand, and Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd., a Cayman Island Company (“Skystar”), and the shareholders of 100% of Skystar’s common stock (the “Skystar Shareholders”), on the other hand. Under the Exchange Agreement, on the Closing Date, the Company will issue shares of the Company’s Series B Preferred Stock (the “CGPN Shares”) to the Skystar Shareholders in exchange for 100% of the common stock of Skystar. The CGPN Shares issued shall be convertible, in the aggregate, into a number of shares of the Company’s common stock that would equal 89.5% of the outstanding shares of the Company’s common stock, if the shares were to be converted on the Closing Date. In addition, on the Closing Date, Skystar paid the Company an amount equal to $120,000, which shall be used to pay liabilities of the Company.

The parties’ completion of the transactions contemplated under the Exchange Agreement (the “Closing”) were subject to the satisfaction of certain contingencies including, without limitation, Skystar's delivery of contracts or a series of related contracts with Xian Tianxing Bio-Pharmaceutical Co., Ltd., a Chinese Company, to the Company, and also the Company’s delivery to Skystar of a release without prejudice from any claims against CGPN, whether actual or contingent, that is satisfactory to Skystar legal counsel, at his sole discretion.  The directors of the Company and the CGPN Shareholders have approved the Exchange Agreement and the transactions contemplated thereunder. Skystar’s directors and the Skystar Shareholders approved the Exchange Agreement and the transactions contemplated thereunder (the “Exchange Transaction”). On November 6, 2005, the parties to the Share Exchange Agreement entered into a Third Amendment to the Exchange Agreement whereby Skystar will hold CGPN Shareholders harmless for any payment of up to US$50,000 made by CGPN in connection with the settlement of any claims (“Claims”) and up to US$10,000 in attorney’s fees incurred in defense of any such Claims. Any amount paid by CGPN in excess of US$50,000 plus US$10,000 in attorney’s fees incurred in connection with the Claims shall be the responsibility of the CGPN Shareholders and shall be paid in cash within 30 days after written notification is delivered to CGPN Shareholders.

The closing of this transaction (the “Closing”) occurred on November 7, 2005 (the “Closing Date”). From and after the Closing Date, the Company’s primary operations consist of the operations of Skystar.

Under the terms of the Exchange Agreement, also referred to herein as the “Transaction,” the Company agreed to appoint four new directors, namely, Weibing Lu, Wei Wen, Xinya Zhang and Erna Gao, to the Company’s Board of Directors. Such appointment is subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders of record on or about January 24, 2006. The 10-day Period is expected to conclude on or about February 3, 2006. Concurrent with the Closing, all of the Company’s former officers resigned their positions and a new chief executive officer, chief financial officer, and secretary were appointed. After the closing, David Wassung, one of the three Company’s then current directors also tendered his resignation.

The Exchange Agreement is included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 14, 2005. The discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1. The Company hopes that the Transaction will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

Changes in Majority of Directors

As part of the Transaction, following the conclusion of the 10-day Period, the following changes to the Company’s directors and officers have occurred or will occur:

•	R. Scott Cramer resigned as the Company’s Chief Executive Officer and Chief Financial Officer effective November 7, 2005 but remained as director.
•	Steve Lowe resigned as President effective November 7, 2005 but remained as director.
•	David Wassung resigned as director of the Company after the Closing effective November 7, 2005.
•	Mr. Weibing Lu was appointed as the Company’s Chief Executive Officer as of November 7, 2005.
•	Mr. Erna Gao was appointed as the Company’s Chief Financial Officer as of November 7, 2005.
•	Mr. Wei Wen was appointed as the Company’s Secretary as of November 7, 2005.
•	Mr. Weibing Lu, Mr. Wei Wen, Ms. Erna Gao and Ms. Xinya Zhang were all appointed as directors of the Company, subject to the 10-day Period.

Information Regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Exchange Agreement is contained in the Company’s Current Report on Form 8-K filed with the Commission on November 14, 2005 regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

						LONG TERM COMPENSATION
		ANNUAL COMPENSATION				AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compen-sation ($)
Weibing Lu,	2005		$0
Current CEO (4)	2004	$	N/A
	2003	$	N/A

Scott Cramer,	2005		$60,000
Former CEO	2004		$60,000
and CFO (1)	2003		$60,000

Steve Lowe	2005		$50,000
Former President (2)	2004		$50,000
	2003	$	N/A

Richard Serrano (3)	2005	$	N/A
Former	2004		$45,000
President	2003		$50,000

(1)
As of December 31, 2004, Mr. Cramer was the Chief Executive Officer of the Company. Mr. Cramer had not received any payment for his position until immediately prior to the closing of the Transaction and as a result his salary was accrued as an expense. Mr. Cramer resigned as the Company’s Chief Executive Officer and Chief Financial Officer in connection with the Transaction on November 7, 2005 but remains as a director.

(2)
As of October 1, 2004, Mr. Lowe was President of the Company. Mr. Lowe had not received any payment for his position until immediately prior to the closing of the Transaction and as a result his salary was accrued as an expense. Mr. Lowe resigned as the Company’s President in connection with the Transaction on November 7, 2005 but remains as a director.

(3)
As of October 1, 2004, Mr. Serrano resigned as the President of the Company. Mr. Serrano has not received any payment for his position and as a result of his resignation Mr. Serrano's total salary due has been negotiated to $45,000 and has been accrued as an expense.

(4)	Mr. Weibing Lu was appointed as the Company’s Chief Executive Officer in connection with the Transaction on November 7, 2005 but he did not receive any compensation for 2005.

STOCK OPTION GRANTS AND EXERCISES

For the Company’s most recent fiscal year ended December 31, 2005, the Company did not issue any options or Stock Appreciation Rights to any officers, employees or directors.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

We currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

COMPENSATION OF DIRECTORS

During the most recent fiscal year, our directors were to be compensated as follows:

R. Scott Cramer was appointed to the Board on November 8, 2001 and accepted the Chief Executive Officer position on March 8, 2002. As a Chairman of the Board, Mr. Cramer was to be paid $60,000 per year in cash, stock, stock options or a combination, thereof.

Steve Lowe was appointed to the Board on January 27, 2003. As a member of the Board of Directors, Mr. Lowe was to be paid $50,000 per year in cash, stock, stock options or a combination, thereof.

David Wassung was appointed to the Board on October 1, 2004 and resigned effective as of November 7, 2005. As a member of the Board of Directors, Mr. Wassung was to be paid $50,000 per year in cash, stock, stock options or a combination, thereof.

Prior to the closing of the Transaction, the Company issued common stock to the above persons as compensation for all accrued amounts owed to them as directors and/or officers.

Stock Option Grants. No stock options were granted to any of the Company’s directors and officers during the Company’s most recent fiscal year ended December 31, 2005.

Exercises of Stock Options and Year-End Option Values. No share purchase options were exercised by the Company’s officers, directors, and employees during the fiscal year ended December 31, 2005.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth, as of November 7, 2005, certain information regarding the ownership of the Company’s capital stock by the following persons on such date: each of the directors and executive officers, each person who is known to be a beneficial owner of more than 5% of any class of our voting stock, and all of our officers and directors as a group. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of November 7, 2005 were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based on 500,000,000 shares of the Common Stock issued and outstanding on a fully diluted basis, as of November 7, 2005.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common Stock	R. Scott Cramer, 1012 Lewis Dr. Winter Park, FL 32789	231,144,289(2)	46%
Common Stock	Steve Lowe 1012 Lewis Dr. Winter Park, FL 32789	74,798,819	15%
Common Stock	David Wassung	51,611,364	10%
	All officers and directors as a group (3 persons)	357,554,472	72%

(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is Post Office Box 948264, Maitland, FL 32794-8264.

(2)	R. Scott Cramer is Chairman, Chief Executive Officer and Chief Financial Officer of The Cyber Group.

(3)	Steve Lowe is President and a Director of The Cyber Group.

(4)	David Wassung is a Director of The Cyber Group.

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT
AFTER THE SHARE EXCHANGE

The following table sets forth information as of November 7, 2005 with respect to the beneficial ownership of the outstanding shares of Company’s capital stock immediately following the Share Exchange by (i) each person known by Company who will beneficially own five percent (5%) or more of the outstanding shares; (ii) the officers who will take office as of the effective date of the Share Exchange and directors who took office subject to the 10-day Period; and (iii) all the aforementioned officers and directors as a group.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class (2)
Series “B” Convertible Preferred Stock	Upform Group Limited (3)	22,627,192	47.14%
Series “B” Convertible Preferred Stock	Clever Mind International Limited (4)	20,009,679	41.69%
Series “B” Convertible Preferred Stock	Weibing Lu, Director and Chief Executive Officer (3)	22,627,192	47.14%
Series “B” Convertible Preferred Stock	Wei Wen, Director (4)	20,009,679	41.69%
Series “B” Convertible Preferred Stock	Xinya Zhang, Director (3)	22,627,192	47.14%
Common Stock	Erna Gao, Director and Chief Financial Officer	0	0%
Common Stock	R. Scott Cramer, Director (5)	231,144,289 (5)	46%
Common Stock	Steve Lowe, Director (6)	74,798,819 (6)	15%
Common Stock	David Wassung	51,611,364	10%
	All officers and directors as a group (6 persons) - Ownership of Series B Convertible Preferred Stock	42,636,871	88.83%
	All officers and directors as a group (6 persons) - Ownership of Common Stock	305,943,108	61%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: Rm. 10601, Jiezuo Plaza, No.4, Fenghui Road South, Gaoxin District, Xian Province, PRC.

(2)	The number of outstanding shares of common stock of Skystar is based upon 500,000,000 shares. The number of outstanding shares of Series B Convertible Preferred Stock is based upon 48,000,000 shares.

(3)
Upform Group Limited’s address is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Weibing Lu is and Xinya Zhang are directors of the Upform Group. Weibing Lu is the majority shareholder and the Chairman of the Board of Directors of Upform Group Limited, which in turn is the record owner of 22,627,192 shares of the Company’s Series “B” Convertible Preferred Stock (“Series B Preferred Stock”). For description of the Series B Preferred Stock’s conversion and voting rights, see section titled “Description of Securities” below. Weibing Lu indirectly owns 22,627,192 through his majority ownership of Upform Group. Because Xinya Zhang is a director of Upform Group, she might be deemed to have or share investment control over Upform Group's portfolio.

(4)
Clever Mind International Limited’s (“Clever Mind”) address is: Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands. Wei Wen is Chairman of the Board of Directors of Clever Mind and owns approximately . Mr. Wen also owns approximately 2.3% of the issued and outstanding shares of Clever Mind. Clever Mind owns 20,009,679 shares of the Company's Series B Convertible Preferred Stock (“Series B Preferred Stock”) as a result of the Share Exchange Transaction. See Item 2.01, "Description of Business.” Because Mr. Wen is a director of Clever Mind, he might be deemed to have or share investment control over Clever Mind's portfolio.

(5)	After the Share Exchange, R. Scott Cramer remains as a Director of the Company. His address is: 1012 Lewis Dr., Winter Park, FL 32789.

(6)	After the Share Exchange, Steve Lowe also remains as a Director of the Company. His address is: 1012 Lewis Dr., Winter Park, FL 32789.

The Company believes that all persons have full voting and investment power with respect to the shares unless otherwise indicated. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

After the closing of the Transaction, there were certain changes in the composition of directors and executive officers. Please also see "Introduction - Changes in Majority of Directors and Executive Officers," above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company’s certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed directors of the Company.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the Transaction, effective November 7, 2005, Mr. Cramer resigned as Chief Executive Officer and Chief Financial Officer of the Company, Mr. Lowe resigned as President of the Company, and Mr. Wassung resigned as a Director of the Company.

On November 7, 2005, The Board of Directors, appointed Weibing Lu as Chief Executive Officer, and Erna Gao as Chief Financial Officer, and Wei Wen as Secretary of the Company. The Board of Directors also appointed Weibing Lu, Wei Wen, Erna Gao, and Xinya Zhang as new Directors on the Board, subject to the 10-day Period.

The following tables summarizes the new members of the Board of Directors after the conclusion of the 10-day Period:

Name	Age	Position
Weibing Lu, Chief Executive Officer	42	Chairman of the Board of Directors
Erna Gao, Chief Financial Officer	48	Director
Xinya Zhang	56	Director
Wei Wen, Secretary	39	Director

Weibing Lu, Chief Executive Officer and Director

Mr. Weibing Lu, Chief Executive Officer, is 42 years old. Mr. Lu received his bachelor’s degree in science from Wuhan University of Mapping Science and Technology (now known as Wuhan University) in 1985. In 1986, he was a teacher of College of Xian Geology. Mr. Lu received his Master’s degree in Business Administration in 1999 from Xian University of. Mr. Lu has vast experience in the biotechnology field and in enterprise management. In 1992, he set up the Xian Xingji Electronic Engineering Company and served as its Chairman and President until 1997. In 2002, he was awarded as the title of “Outstanding Enterpriser of Xian Feed Industry” and appointed as a director of Xian Institute of Feed Industry. In July of 1997, he set up Xian Tianxing Science and Technology Development Co., Ltd. In December of 2003, Xian Tianxing Science and Technology Development Co., Ltd. was reorganized and became Xian Tianxing Bio-pharmaceutical Co., Ltd. Since December 2003, Mr. Lu has served as Chairman of the Board and President of Xian Tianxing Bio-Pharmaceutical Co., Ltd.

Erna Gao, Chief Financial Officer and Director

Ms. Erna Gao, Chief Financial Officer, is 48 years old. Ms. Gao graduated from Xi'an TB University in Accountancy in 1986. From 1982 to 2001, she was an accountant, senior accountant and accountant manager at the Kunlun Electrical Engineering Company. From 2001 to 2004, she was chief accountant at Dongda Petroleum Company. Since March 2004, she has been the Chief Financial Officer of Xian Tianxing Bio-Pharmaceutical Co., Ltd.

Wei Wen, Director

Mr. Wei Wen, Director, is 39 years old. Mr. Wen graduated from Xian University of Science and Industry in 1986. From 1990 to 1994, Mr. Wen was the manager of Sales Department of Xian Zhongtian Science and Technology Development Co., Ltd. Then, from 1994 to 1997, Mr. Wen served as Vice General Manager & Manager of Sales Department of Xian Xingji Electronic Engineering Company. In 1997, Mr. Wen was appointed as the Vice General Manager of Xian Tianxing Science and Technology Development Co., Ltd. in 1997. After the reorganization of the company in December of 2003, Mr. Wen was appointed and continues to serve as Vice General Manager and the Secretary of the Board of Directors of Xian Tianxing Bio-Pharmaceutical Co., Inc.

Xinya Zhang, Director

Mr. Xinya Zhang, Director, is 56 years old. Mr. Zhang graduated from Northwest Agricultural University in Shanxi, China. From 1990 to 1997, he was the Factory Director and General Engineer of Xian Hua’an Livestock Group Company Feed Factory. In July of 1997, he joined Xian Tianxing Science and Technology Development Co., Ltd. and was appointed as the company’s Vice General Manager. Since the company’s reorganization in December of 2003, Mr. Zhang has served as Vice General Manager of Xian Tianxing Bio-Pharmaceutical Co., Inc.

CURRENT DIRECTORS

R. Scott Cramer	42	Director
Steve Lowe	37	Director

R. Scott Cramer, Director

Mr. R. Scott Cramer, Director, is 42 years old. Mr. Cramer was previously the Chairman, Chief Executive Officer and Chief Financial Officer of The Cyber Group and remains on our Board of Directors. Mr. Cramer is currently the President of Cramer & Associates, a firm specializing in retirement management, estate planning and investments. Mr. Cramer has held this position for many years and has built a solid standing in the investment field.

Steve Lowe, Director

Mr. Steve Lowe, Director, is 37 years old. He was employed by R R Donnelley, North America's largest printer, where he held positions from entry-level to manufacturing supervision during his eighteen-year employment. During the year of 2005 Mr. Lowe accepted a Manager's position with Cadmus Professional Communications. Cadmus provides global, end-to-end, innovative publisher and packaging solutions designed to meet the unique needs of professional publishers, not-for-profit societies and corporations. Mr. Lowe is actively pursuing a degree in business management through the Penn State University.

COMMITTEES

The Company does not currently have any Board committees.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors held a meeting on September 20, 2005 in which it approved the Exchange Agreement. The Board of Directors took action by unanimous Written Consent on October 31, 2005 to fix the terms and designate the number of shares constituting and the rights, preferences, privileges, and restrictions relating to the Company’s Series B Convertible Preferred Shares in connection with the Exchange Agreement. The Board of Directors also took action by unanimous Written Consent on November 7, 2005 in connection with the Transaction to approve the appointment of the Weibing Lu as Chief Executive Officer, Erna Gao as Chief Financial Officer and Wei Wen as Secretary of the Company, to approve an increase of the number of directors on the Board to six, and also to approve the appointment of Weibing Lu, Wei Wen, Xinya Zhang and Erna Gao as Company directors subject to the 10-day Period. On December 16, 2005, the Board of Directors also took action by unanimous Written Consent to approve New Bylaws for the Company. On January 17, 2006, the Board of Directors also took action by unanimous Written Consent to approve a change of the Company’s independent auditor.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2004, and during the current fiscal year, the Company believes that all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met, except that directors R. Scott Cramer, Steve Lowe and former director David Wassung were not able to file their Form 3 within 10 days after he was elected or appointed an officer and/or director of the Company nor were they able to file Form 4’s or Form 5’s in connection with transactions that occurred in the last fiscal year and/or in the current fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any of the proposed Company directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any of the proposed Company directors is indebted to the Company.

None of the following have been or are currently indebted to the Company since the beginning of Company's last fiscal year: any director or executive officer of Company; any proposed director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

LEGAL PROCEEDINGS

Gregory Evans v. The Cyber Group Network Corporation, et al. (District Court, Clark County, State of Nevada, Case No. A513378). The Company has learned that Gregory Evans (“Plaintiff”) filed suit against the Company, R. Scott Cramer, Steve Lowe and David Wassung (“Defendants”) in State of Nevada District Court in Clark County, Nevada, alleging causes of action for “Refusing to Call Vote of Shareholders” and “Conversion” on or about November 18, 2005. To date, the Company has not been served with a summons or complaint in the matter. The Company denies the Plaintiff’s claims and intends to vigorously defend against them if such complaint is properly served on the Company.

Other than the above described legal proceeding, the Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2006	The Cyber Group Network Corporation

	By:	/s/ Weibing Lu
Weibing Lu
Chief Executive Officer